English Translation

This document is executed in Indonesian Language

No. 064/AE0-AEC/FIN/13

May 1, 2013

To:

Head of the Capital Market Supervisory

Indonesian Financial Services Authority (Otoritas Jasa Keuangan or OJK)

Gedung Sumitro Djojohadikusumo Lt. 3

Kompleks Perkantoran Kemkeu RI

Jl. Lapangan Banteng Timur No. 2-4

Jakarta 10710

Re : Annual Rating from Fitch

Dear Sir/Madam,

Please kindly be informed of the annual ratings of “AAA(idn)” from PT Fitch Ratings Indonesia (“Fitch”), for National Long Term Rating; Stable Outlook; Bonds Rating amounting Rp 1.2 trillion which will be due in 2019; Bonds Rating amounting Rp 1.5 trillion which will be due in 2022; Sukuk Rating amounting Rp 300 billion which will be due in 2019.

This annual rating is similar with that of issued by Fitch last year.

Thank you for your kind attention.

Sincerely,

Group Head

Corporate Secretary

S. Auliana

Cc :

1.

Deputy Commissioner of Capital Market Supervisory II - Indonesian Financial Services

      Authority (Otoritas Jasa Keuangan or OJK)

2.

Indonesian Capital Market Electronic Library (CaMEL)

3.

Board of Directors of Indonesia Stock Exchange

4.

Head of Treasury Division Bank BRI (as Trustee)